

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Peter Reichard
President
Europa Acquisition, Inc., et al
100 Europa Drive, Suite 455
Chapel Hill, NC 27517

> **Re:** **Europa Acquisition VI, Inc., File No. 000-54215**
> **Europa Acquisition VII, Inc., File No. 000-54216**
> **Europa Acquisition VIII, Inc., File No. 000-54217**
> **Form 10-12G/A**
> **Filed February 24, 2011**

Dear Mr. Reichard:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated February 18, 2011. Please file the response letters dated January 21, 2011 and February 10, 2011 as correspondence on EDGAR for Europa Acquisition VII, Inc. and Europa Acquisition VIII, Inc. In this regard, we note these two response letters have been filed as correspondence on EDGAR only for Europa Acquisition VI, Inc.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 4

2. We note your response to comment two in our letter dated February 18, 2011. However, the description you provide of Mr. Reichard's verbal agreement appears to conflict with your disclosure in the second paragraph of this section. In the second paragraph, you state that "the Company does not intend to engage in any types of business activities that may provide cash flow for investigating and analyzing business combinations." Your

description of the verbal agreement with Mr. Reichard states that Mr. Reichard has agreed to provide funding until you "are engaged in business activities that provide cash flow sufficient to cover the costs of investigating and analyzing business combinations." In the same paragraph, you state, "At such time that we have the ability to cover the costs of investigating and analyzing business combinations with cash flow from operations, Mr. Reichard will no longer be obligated to cover such costs." Please revise your disclosure to accurately discuss when Mr. Reichard will no longer be obligated to provide funding since you have clearly stated that you do not intend to engage in these kinds of business activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gregg E. Jaclin (*via facsimile at* (732) 577-1188)